UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Cendant Corporation
Employee Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
Cendant Corporation Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Cendant Corporation Employee Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
New York, New York
June 22, 2006

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments:
Cash and cash equivalents	$4,084,119	$1,700,409
Mutual funds	775,466,093	907,248,601
Common/collective trusts	408,700,275	377,130,091
Cendant Corporation common stock	46,484,050	80,222,674
Loans to participants	27,428,087	32,668,409

Total investments	1,262,162,624	1,398,970,184

Receivables:
Participant contributions	779,039	793,237
Employer contributions	444,931	436,275
Interest and dividends	144,850	110,943
Transfer in of net assets of merged plans	4,327,930	7,573,599

Total receivables	5,696,750	8,914,054

NET ASSETS AVAILABLE FOR BENEFITS	$1,267,859,374	$1,407,884,238

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$41,948,346
Net appreciation in fair value of investments	17,304,232

Net investment income	59,252,578

Contributions:
Participants	93,866,769
Employer	56,126,919
Rollovers	8,407,589

Total contributions	158,401,277

Total additions	217,653,855

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	128,818,056
Net assets transferred out during the year	234,665,104
Administrative expenses	76,805

Total deductions	363,559,965

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(145,906,110)
NET ASSETS FROM MERGED PLANS	5,881,246
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,407,884,238

END OF YEAR	$1,267,859,374

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Cendant Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Cendant Corporation (the “Company”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended during 2005 and 2004 to allow for existing plans of businesses acquired by the Company to be combined into the Plan and to allow for the transfer out of the net assets relating to businesses that have been or will be disposed by the Company.

Effective December 31, 2005, the net assets associated with (i) the gta North America Inc. Employee Savings and Retirement Plan, (ii) the Shawnee Development, Inc. and its Subsidiaries 401(k) Plan and (iii) the Coldwell Banker Commercial Pacific Properties, LTD 401(k) Retirement Savings Plan were merged into the Plan. However, the net assets associated with these three plans were not received by the Trustee as of December 31, 2005. As such, net assets of approximately $4.3 million were reported as a receivable in the Statement of Net Assets Available for Benefits as of December 31, 2005. In addition, net assets of approximately $1.6 million related to the Associates Group Retirement Plan were merged into the Plan and received by the Trustee during 2005.

Additionally, during 2005 the Plan was amended in connection with the Company’s strategic realignment, which included the completion of the spin-off of the Company’s former mortgage, fleet leasing and appraisal businesses in a tax-free distribution of the common stock of PHH Corporation (“PHH”) to the Company’s stockholders in January 2005 and an initial public offering of Wright Express Corporation (“Wright Express”) in February 2005. As a result of these initiatives, employees of PHH and Wright Express ceased to participate in the Plan and commenced participation in the PHH Corporation Employee Savings Plan and the Wright Express Corporation Employee Savings Plan, respectively. Accordingly, during 2005, net assets of approximately $201.9 million (representing account balances of PHH employees) were transferred to the PHH Corporation Employee Savings Plan and net assets of approximately $14.3 million (representing account balances of Wright Express employees) were transferred to the Wright Express Corporation Employee Savings Plan.

Also in connection with the Company’s strategic realignment, in October 2005, the Company disposed of its Marketing Services division, which was comprised of the Company’s individual membership and loyalty/insurance marketing businesses. As a result, certain employees of Progeny Marketing Innovations Inc., an entity within the Marketing Services division, ceased to participate in the Plan and became participants in the Cendant Marketing Group Employee Savings Plan. Accordingly, net assets of approximately $12.0 million were transferred to the Cendant Marketing Group Employee Savings Plan during 2005. Additionally, certain assets of Cendant Travel, Inc., a participating company in the Plan, were transferred to Travelers Advantage Services, Inc., an entity within the Company’s former Marketing Services division and a participating company in the Cendant Marketing Group

Employee Savings Plan. In conjunction with this transfer, certain employees of Cendant Travel, Inc. ceased to participate in the Plan and became participants in the Cendant Marketing Group Employee Savings Plan. Accordingly, net assets of approximately $4.8 million were transferred to the Cendant Marketing Group Employee Savings Plan during 2005. In addition, participant account balances totaling approximately $1.6 million were transferred to other defined contribution plans of the Company during 2005.

On October 23, 2005, the Company’s Board of Directors approved a plan to separate the Company into four independent, publicly-traded companies. The separation is currently expected to occur through two spin-offs and either a third spin-off or possible sale, at varying times throughout 2006. Upon completion of each separation transaction, employees of each respective separated company will cease to participate in the Plan. It is expected that such employees will become participants in a defined contribution plan established by such company. Accordingly, account balances of such participants will be transferred from the Plan to the appropriate plan of one of the separated companies.

Effective December 31, 2004, the net assets associated with the Orbitz LLC 401(k) Savings Plan were merged into the Plan. However, the net assets associated with this plan were not received by the Trustee as of December 31, 2004. As such, net assets of approximately $7.6 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2004. Such assets were received by the Trustee in 2005.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of one year of eligible service or the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $14,000 for 2005. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005.

Employer Contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax contributions and the Company’s matching contributions.

Loan Provision – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $738,747 and $1,661,659 at December 31, 2005 and 2004, respectively (see Note 7 – Reconciliation to Form 5500).

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2005 and 2004, forfeited account balances related primarily to assets of plans that were merged into the Plan and amounted to $137,349 and $1,517,101, respectively. In 2005, employer contributions were reduced by $2,101,599 from the utilization of forfeited non-vested accounts.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trusts that do not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $260,351,731 and $295,607,670 at December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following tables present investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31,:

2005

* Merrill Lynch Retirement Preservation Trust	$260,351,731
PIMCO Total Return Fund	109,606,300
Davis NY Venture Fund	96,993,136
MASS Investors Growth Stock Fund	88,885,130
Harbor Small Cap Value Fund	77,136,408
* Merrill Lynch Equity Index Trust	67,419,087

2004

* Merrill Lynch Retirement Preservation Trust	$295,607,670
PIMCO Total Return Fund	114,808,238
Davis NY Venture Fund	97,205,243
MASS Investors Growth Stock Fund	96,966,490
State Street Aurora Fund	82,965,809
* Merrill Lynch Equity Index Trust	81,522,421
* Cendant Corporation Common Stock	80,222,674
PIMCO PEA Renaissance Fund	72,771,524

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2005

Mutual funds	$16,268,990
Common/collective trusts	13,606,512
Cendant Corporation common stock	(12,571,270)

$17,304,232

* Permitted party-in-interest

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 2,694,728 and 3,431,252 shares, respectively, of Cendant Corporation common stock with a cost basis of $40,658,522 and $51,447,020, respectively. During 2005, the Plan earned dividend income of $1,049,270 from Cendant Corporation, which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2005	2004

Net assets available for benefits per the financial statements	$1,267,859,374	$1,407,884,238
Less: Amounts allocated to withdrawing participants	(738,747)	(1,661,659)

Net assets available for benefits per Form 5500	$1,267,120,627	$1,406,222,579

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$128,818,056
Less: Amounts allocated to withdrawing participants at December 31, 2004	(1,661,659)
Add: Amounts allocated to withdrawing participants at December 31, 2005	738,747

Benefits paid to participants per Form 5500	$127,895,144

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.
******

Plan Number: 002
EIN: 06-0918165
CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

		Number of
Identity of Issue, Borrower,	Description of	Shares, Units		Current
Current Lessor or Similar Party	Investment	or Par Value	Cost ***	Value

* Cendant Corporation Common Stock	Common stock	2,694,728		$46,484,050
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	260,351,731		260,351,731
* Merrill Lynch Equity Index Trust	Common/collective trust	4,675,387		67,419,087
Oppenheimer International Growth Trust	Common/collective trust	2,008,453		22,253,665
Oppenheimer Emerging Markets Equity Trust	Common/collective trust	3,062,411		58,675,792
ALLIANZ CCM Capital Appreciation Fund	Mutual fund	1,794,005		34,731,931
ALLIANZ OPCapital Renaissance Fund	Mutual fund	2,112,864		45,828,014
Davis NY Venture Fund	Mutual fund	2,846,878		96,993,136
Harbor Small Cap Value Fund	Mutual fund	3,889,884		77,136,408
ING International Value Fund	Mutual fund	3,293,053		58,846,865
Lord Abbett Bond Debenture Fund	Mutual fund	1,068,874		8,315,837
MASS Investors Growth Stock Fund	Mutual fund	6,906,382		88,885,130
MFS Value Fund	Mutual fund	1,662,530		38,504,190
MFS Mid-Cap Growth Fund	Mutual fund	4,086,651		37,556,318
Oppenheimer Capital Fund	Mutual fund	1,291,847		56,737,907
Oppenheimer Quest Balanced Value Fund	Mutual fund	1,656,108		29,578,098
PIMCO Total Return Fund	Mutual fund	10,438,695		109,606,300
The Oakmark Equity and Income Fund	Mutual fund	2,187,990		54,655,996
Scudder RREEF Real Estate Fund	Mutual fund	1,249,482		26,001,723
Templeton Foreign Fund	Mutual fund	8		103
Vanguard Explorer Admiral Fund	Mutual fund	172,910		12,088,137
Various participants	Loans to participants **			27,428,087
Cash and cash equivalents				4,084,119

Total				$1,262,162,624

*	Represents a permitted party-in-interest.

**	Maturity dates range from January 2006 to December 2029. Interest rates range from 4.8% to 11.5%.

***	Cost information is not required for participant-directed investments.
* * * * * *

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Corporation Employee Savings Plan

By:	/s/ Terence P. Conley

Terence P. Conley
Executive Vice President,
Human Resources and
Corporate Services
Cendant Corporation
Date: June 23, 2006